GREAT-WEST
LIFECO INC.

RECEIVED

2008 NOV 12 A 8:32

November 6, 2008

[redacted]

08005777

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549

BY COURIER

Dear Sirs:

SUPPL

RE: Great-West Lifeco Inc. (the "Corporation")
Exemption Number 82-34728

Pursuant to Rule 12g3-2(b) exemption of the Corporation in the United States, attached please find copies of the following Press Release dated November 6, 2008 announcing Great-West Lifeco preferred share issue.

Please contact me directly at (204) 946-8795 if you have any questions.

Sincerely,

Connie Neilson

Connie Neilson
Senior Corporate Secretarial Specialist
Phone (204) 946-8795
Fax: (204) 946-4139

PROCESSED
NOV 14 2008
THOMSON REUTERS

Encls.

dlw 11/12

GREAT-WEST LIFECO INC.

RELEASE

TSX:GWO

Readers are referred to the cautionary note regarding Forward-Looking Information at the end of this release.

Great-West Lifeco Inc. Preferred Share Issue

WINNIPEG, November 6, 2008 – Great-West Lifeco Inc. (Lifeco or the Company) has today entered into an agreement with a syndicate of underwriters led by BMO Capital Markets and Scotia Capital Inc. under which the underwriters have agreed to buy, on a bought deal basis, 8,000,000 Non-Cumulative 5-Year Rate Reset First Preferred Shares, Series J (the "Series J Shares") from Lifeco for sale to the public at a price of $25.00 per Preferred Share, representing aggregate gross proceeds of $200 million.

Lifeco has granted the underwriters an over-allotment option to purchase an additional 1.2 million Series J Shares at the same offering price. Should the underwriters' over-allotment option be fully exercised, the total gross proceeds of the Series J Share offering will be $230 million.

The Series J Shares will yield 6.00% per annum, payable quarterly, as and when declared by the Board of Directors of the Company, for an initial period ending December 31, 2013. On December 31, 2013 and on December 31 every five years thereafter, the dividend rate will reset to be equal to the then current five-year Government of Canada bond yield plus 3.07%. Holders of the Series J Shares will have the right to convert their shares into Non-Cumulative Floating Rate First Preferred Shares, Series K of the Company (the "Series K Shares"), subject to certain conditions and the Company's right to redeem the Series J Shares as described below, on December 31, 2013 and on December 31 every five years thereafter. Holders of the Series K Shares will be entitled to receive a quarterly floating rate dividend, as and when declared by the Board of Directors of the Company, equal to the three-month Government of Canada Treasury Bill yield plus 3.07%. Holders of the Series K Shares may convert their Series K Shares into Series J Shares, subject to certain conditions and the Company's right to redeem the Series K Shares as described below, on December 31, 2018 and on December 31 every five years thereafter.

The Series J Shares will not be redeemable prior to December 31, 2013. On December 31, 2013 and on December 31 every five years thereafter, the Company may, subject to certain conditions, redeem all or any part of the Series J Shares at a cash redemption price per share of $25.00 together with all declared and unpaid dividends. The Company may redeem all or any part of the Series K Shares at a cash redemption price per share of $25.00 together with all declared and unpaid dividends in the case of redemptions on December 31, 2018 and on December 31 every five years thereafter or $25.50 together with all declared and unpaid dividends in the case of redemptions on any other date after December 31, 2013.

The Series J Share offering is expected to close on November 27, 2008. The net proceeds will be used for general corporate purposes to augment Lifeco's current liquidity position.

.../2

100 Osborne Street North Winnipeg, MB Canada R3C 3A5

The securities offered have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

Great-West Lifeco Inc. (TSX:GWO) is a financial services holding company with interests in the life insurance, health insurance, retirement savings, investment management and reinsurance businesses. The Corporation has operations in Canada, the United States, Europe and Asia through The Great-West Life Assurance Company, London Life Insurance Company, The Canada Life Assurance Company, Great-West Life & Annuity Insurance Company, and Putnam Investments, LLC. Lifeco and its companies had, as of September 30, 2008, more than $356 billion in assets under administration and are members of the Power Financial Corporation group of companies.

Cautionary note regarding Forward-Looking Information

This release contains some forward-looking statements about the Company, including its business operations, strategy and expected financial performance and condition. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as "expects", "anticipates", "intends", "plans", "believes", "estimates" or negative versions thereof and similar expressions. In addition, any statement that may be made concerning future financial performance (including revenues, earnings or growth rates), ongoing business strategies or prospects, and possible future action by the Company, including statements made by the Company with respect to the expected benefits of acquisitions or divestitures, are also forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and are inherently subject to, among other things, risks, uncertainties and assumptions about the Company, economic factors and the financial services industry generally, including the insurance and mutual fund industries. They are not guarantees of future performance, and actual events and results could differ materially from those expressed or implied by forward-looking statements made by the Company due to, but not limited to, important factors such as sales levels, premium income, fee income, expense levels, mortality experience, morbidity experience, policy lapse rates and taxes, as well as general economic, political and market factors in North America and internationally, interest and foreign exchange rates, global equity and capital markets, business competition, technological change, changes in government regulations, unexpected judicial or regulatory proceedings, catastrophic events, and the Company's ability to complete strategic transactions and integrate acquisitions. The reader is cautioned that the foregoing list of important factors is not exhaustive, and there may be other factors, including factors set out under "Risk Management and Control Practices" in the Company's 2007 Annual Management's Discussion and Analysis, and any listed in other filings with securities regulators, which are available for review at www.sedar.com. The reader is also cautioned to consider these and other factors carefully and to not place undue reliance on forward-looking statements. Other than as specifically required by applicable law, the Company has no intention to update any forward-looking statements whether as a result of new information, future events or otherwise.

- end -

Not for distribution to U.S. news wire services or dissemination in the United States.

For more information contact:
Marlene Klassen, APR
Assistant Vice-President, Communication Services
(204) 946-7705

END